# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Personalis, Inc., CIK 0001527753
CUSIP: 71535D106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, California (CA), 94555
Date of event which requires filing of this statement: 09/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001493152-24-026166
Filed by CIK 0001717115
Persons authorized to receive notices and communications: Andrew Polovin, 600 West Chicago Avenue, Suite 510, Chicago, Illinois (IL), 60654, (800) 976-5448

## Reporting persons
- Tempus AI, Inc. (CIK 0001717115): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 12,718,800; sole dispositive power 0; shared dispositive power 12,718,800; aggregate amount beneficially owned 12,718,800 (14.3% of the class)
- Eric Lefkofsky (CIK 0001114357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 150,000; shared voting power 12,718,800; sole dispositive power 150,000; shared dispositive power 12,718,800; aggregate amount beneficially owned 12,868,800 (14.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Personalis, Inc.
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, California (CA), 94555
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "Commission") on July 3, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Personalis, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 16, 2024, pursuant to the terms of the Investment Agreement, Tempus (i) exercised the Warrants to acquire 9,218,800 shares of Common Stock for an aggregate exercise price of $18,437,600, and (ii) purchased 3,500,000 shares of Common Stock from the Issuer at a price of $5.07 per share. Tempus funded the exercise of the Warrants and the purchase of the shares of Common Stock using funds from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 11, 2025, the Issuer and Tempus entered into an amendment (the "Commercialization Agreement Amendment No. 5") to the Commercialization and Reference Laboratory Agreement, dated November 25, 2023, by and between the Issuer and Tempus (as amended, the "Commercialization Agreement"), pursuant to which the parties amended the existing standstill in Section 1(e) of the Commercialization Agreement to allow Tempus to acquire shares of Common Stock in open market purchases so long as (i) Tempus and its affiliates do not beneficially own more than 19.99% of the Common Stock outstanding as a result of any such acquisition and (ii) Tempus is not in breach of any provision of Section 1(e) of the Commercialization Agreement.

The foregoing description of the Commercialization Agreement Amendment No. 5 does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit to this Amendment No. 2 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership percentage presented herein is based on 88,677,062 shares of Common Stock outstanding as of July 29, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the SEC on August 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The securities reported herein represent shares of Common Stock held of record by Tempus. Mr. Lefkofsky is the controlling stockholder of Tempus and as such, may be deemed to have beneficial ownership of the securities held of record by Tempus.

In addition, Mr. Lefkofsky is the record holder of 150,000 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Commercialization Agreement Amendment No. 5 and is incorporated herein by reference. A copy of the Commercialization Agreement Amendment No. 5 is filed as an exhibit to this Amendment No. 2 and incorporated herein by reference.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7: Amendment No. 5 to the Commercialization and Reference Laboratory Agreement, dated September 11, 2025, by and between Personalis, Inc. and Tempus AI, Inc.

## Signatures
- Tempus AI, Inc.: /s/ Andrew Polovin, Andrew Polovin, General Counsel (09/12/2025)
- Eric Lefkofsky: /s/ Eric Lefkofsky, Eric Lefkofsky (09/12/2025)